UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Highway Holdings Limited
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G4481U106
(CUSIP Number)
August 3, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☑       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4481U106 13G Page 2 of 9
1. Names of Reporting Persons: Zeff Capital, LP
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 0
6. Shared Voting Power: 77,809
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 77,809
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 77,809
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11. Percent of Class Represented by Amount in Row (9): 2.0%[1]
12. Type of Reporting Person: PN

* Based on 3,801,874 shares of Common Stock issued and outstanding as of July 25, 2019, as reported in the Form 6-K filed by Highway Holdings Limited on July 31, 2019.

CUSIP No. G4481U106 13G Page 3 of 9
1. Names of Reporting Persons: Zeff Holding Company, LLC
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 0
6. Shared Voting Power: 77,809
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 77,809
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 77,809
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11. Percent of Class Represented by Amount in Row (9): 2.0%[2]
12. Type of Reporting Person: OO

* Based on 3,801,874 shares of Common Stock issued and outstanding as of July 25, 2019, as reported in the Form 6-K filed by Highway Holdings Limited on July 31, 2019.

CUSIP No. G4481U106 13G Page 4 of 9
1. Names of Reporting Persons: Daniel Zeff
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 0
6. Shared Voting Power: 77,809
7. Sole Dispositive Power: 0
8. Shared Dispositive Power: 77,809
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 77,809
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11. Percent of Class Represented by Amount in Row (9): 2.0%[3]
12. Type of Reporting Person: IN

* Based on 3,801,874 shares of Common Stock issued and outstanding as of July 25, 2019, as reported in the Form 6-K filed by Highway Holdings Limited on July 31, 2019.

Item 1.

(a)	Name of Issuer:

Highway Holdings Limited

(b)	Address of Issuer’s Principal Executive Offices:

Suite 1801, Level 18, Landmark North 39 Lung Sum Avenue Sheung Shui

New Territories, Hong Kong

Item	2.
(a)	Name of Person Filing:

Zeff Capital, LP

Zeff Holding Company, LLC

Daniel Zeff

Zeff Capital, LP, Zeff Holding Company, LLC and Daniel Zeff (the “Reporting Persons”) have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal place of business and principal office of each of the Reporting Persons is:

885 Sixth Ave, New York, NY 10001

(c)	Citizenship:

Zeff Capital, LP and Zeff Holding Company, LLC are organized under the laws of the State of Delaware. Daniel Zeff is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $0.01

(e)	CUSIP Number:

G4481U106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)  ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Zeff Capital, LP

(a)	Amount beneficially owned: 77,809

(b)	Percent of class: 2.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 77,809

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of : 77,809

Zeff Holding Company, LLC

(a)	Amount beneficially owned: 77,809

(b)	Percent of class: 2.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 77,809

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 77,809

Daniel Zeff

(a)	Amount beneficially owned: 77,809

(b)	Percent of class: 2.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 77,809

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of : 77,809

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2020

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as
general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

/s/ Daniel Zeff

Daniel Zeff

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff on August 23, 2018).